SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.

Or Yehuda

Israel 60376

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Entry into a Material Definitive Agreement.

Registered Direct Offering of Ordinary Shares

On June 7, 2016, Vascular Biogenics Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with the purchasers party thereto, related to the registered direct offering (the “Offering”) of an aggregate of 4,359,091 ordinary shares, NIS 0.01 nominal value (the “Ordinary Shares”), at a purchase price of $5.50 per share. Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, acted as exclusive placement agent for the Offering.

The closing of the Offering is expected to take place on or about June 10, 2016, subject to the satisfaction of customary closing conditions. The Company estimates that the net proceeds from the sale of the Ordinary Shares will be approximately $22.1 million after deducting the placement agent fees and estimated offering expenses payable by the Company.

The Ordinary Shares were offered and sold pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-207250) (the “Registration Statement”) registering an aggregate of $100 million of designated securities of the Company. The Registration Statement was declared effective by the Securities and Exchange Commission (the “SEC”) on October 19, 2015. In connection with this Offering, the Company has filed with the SEC a prospectus supplement pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The Purchase Agreement contains customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

A copy of the legal opinion of Horn & Co., the Company’s Israeli counsel, relating to the validity of the Ordinary Shares is filed as Exhibit 5.1 to this Report on Form 6-K, which is filed with reference to, and is hereby incorporated by reference into, the Registration Statement.

The foregoing summary of the terms of the Purchase Agreement are subject to, and qualified in its entirety by the form of Purchase Agreement attached herewith as Exhibit 1.1, to this Report on Form 6-K and are incorporated by reference herein.

Forward-Looking Statements

Statements in this report that are not strictly historical in nature constitute “forward-looking statements.” Such statements include, but are not limited to the Company’s issuance of securities, the amount of net proceeds from the Offering and the closing of the Offering. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to be materially different from any results expressed or implied by such forward-looking statements. For example, there are risks associated with the purchasers fulfilling their obligations to purchase the securities and the Company’s ability to satisfy its conditions to close the Offering. Risk factors that may cause actual results to differ are discussed in the Company’s SEC filings, including its annual report on Form 20-F for the year ended December 31, 2015. All forward-looking statements are qualified in their entirety by this cautionary statement. The Company is providing this information as of this date and does not undertake any obligation to update any forward-looking statements contained in this report as a result of new information, future events or otherwise.

Other Events.

On June 7, 2016, the Company issued a press release announcing that it had agreed to the sale and issuance of the Ordinary Shares pursuant to the Purchase Agreement. A copy of this press release is filed as Exhibit 99.1 hereto.

Exhibits.

Exhibit No.	Description

1.1	Form of Securities Purchase Agreement, dated June 7, 2016, by and between the Company and the Purchasers party thereto.

5.1	Opinion of Horn & Co., Israeli counsel to the Company.

23.1	Consent of Horn & Co. (included in Exhibit 5.1).

99.1	Press release of Vascular Biogenics Ltd., dated June 7, 2016, titled “Vascular Biogenics Ltd. Announces $24 Million Registered Direct Offering.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: June 9, 2016	By:	/s/ Dror Harats
		Name:	Dror Harats
		Title:	Chief Executive Officer